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Exhibit 12.1

ANDREW CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	As of or for the Year Ended September 30					As of or for the Three Months Ended December 31
	1999	2000	2001	2002	2003	2002	2003
Income from Continuing Operations Before Income Taxes	52,134	129,139	101,392	13,070	23,326	9,482	6,339
Minority Interest (Income) Expense	(88)	1,981	(2,422)	(316)	12	—	24
Loss from equity Investments	1,374	3,626	618	134	—	—	—
Fixed Charges	8,861	12,267	11,158	8,824	16,812	2,095	5,368

ADJUSTED EARNINGS	62,281	147,013	110,746	21,712	40,150	11,577	11,731
FIXED CHARGES
Interest Expense	5,329	8,862	7,413	5,079	5,675	1,060	3,887
Rent Expense (1)	3,532	3,405	3,745	3,745	4,678	1,035	1,166
Preferred Stock Dividend	—	—			6,459	—	315

FIXED CHARGES	8,861	12,267	11,158	8,824	16,812	2,095	5,368
RATIO OF EARNINGS TO FIXED CHARGES (2)	7.0	12.0	9.9	2.5	2.4	5.5	2.2

(1)
Rent included in this computation consist of one-third of rental expense which Andrew believes to be a conservative estimate of the interest component of rent expense.

(2)
Fiscal year 2002 includes a fourth quarter charge of $36 million for restructuring. Fiscal year 2003 includes a fourth quarter charge of $21.6 million for restructuring and integration.

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ANDREW CORPORATION RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)